NOTICE OF EXEMPT SOLICITATION

Name of registrant:	Blue Foundry Bancorp

Name of person relying on exemption:	Lawrence B. Seidman

Address of person relying on exemption:	100 Lanidex Plaza, Suite 100
Parsippany, New Jersey 07054

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

Dear Fellow Shareholders:

I am writing to urge you to vote NO to Blue Foundry Bancorp’s (“BLFY”) request for shareholder approval of its stock-based benefit plans (“Plans”). The BLFY senior management has represented that approval of the Plans will be sought at BLFY’s next Shareholder Meeting. The proposal for the Plans will be contained in the proxy statement you will receive from BLFY. Please vote NO on this proposal.

If the shareholders approve the Plans, each Director could receive restricted stock worth approximately $560,833 (based on the closing share price of $11.47 on June 16, 2022) and stock options that could be valued at approximately $387,514 for total stock-based benefit compensation of approximately $948,347 each. (This is in addition to the approximately $75,000 yearly fee received by each Director.) The President and CEO (same person) could receive restricted stock worth $3,271,530 (based on the closing share price of $11.47 on June 16, 2022) and stock options worth approximately $2,260,500 for a total stock-based benefit compensation of approximately $5,532,030. (This is in addition to the CEO’s annual salary and other compensation of approximately $857,5551.)

As you are aware, on July 15, 2021, BLFY converted from a mutual holding company to a public stock holding company. The stock closed at $12.90 on its first trading day and on June 16, 2022, the BLFY stock closed at $11.47. As of September 30, 2021, BLFY’s first quarter as a public company, 28,522,5002 shares were outstanding with a tangible book value of approximately $15.71 for each share.

In only three months, as reported in its 10-K for December 31, 2021, the book value had decreased to $15.06 per share, a decrease of $0.65 per share, representing a decrease in tangible book value of $18,764,000. As of March 31, 2022, the tangible book value decreased to $14.73 per share, an additional $9,267,000 decrease (or a $0.33 per share reduction) and just below a $1.00 per share reduction since September 30, 2021. Thus, Senior Management and the Directors want to be rewarded under the Plans for reducing BLFY’s tangible book value by approximately $28,000,000.

1 For calendar year 2020.

2 BLFY sold 27,772,500 shares of common stock and contributed 750,000 shares of common stock and $1.5 million in cash to Blue Foundry Charitable Foundation, Inc.

As disclosed on page 14 of the IPO Prospectus dated May 14, 2021, it was contemplated the Plans would include approximately 1,140,900 shares of restricted stock at an approximate present cost of $13,108,941 ($11.47 per share value on June 16, 2022) and stock options valued at approximately $11,000,000 (page 14 of the IPO Prospectus dated May 14, 2021). The purchase of the restricted stock to fund the Plans would further reduce BLFY’s book value and, in conjunction with the stock options, create an extra non-interest expense. On page 23 of the IPO Prospectus, it is estimated that the expense in the first year following the approval of the Plans would be approximately $5.0 million ($3.9 million after tax). Thus, we shareholders would receive no benefit from these expenditures that will either increase BLFY’s future net loss or lower its future net income.

Based upon BLFY’s performance to date, Senior Management and the Directors are not entitled to receive these awards now and should not be entitled to receive them unless, and until, BLFY starts earning a fair return for its shareholders. There is, therefore, no question that BLFY should delay seeking approval for the Plans. If BLFY refuses to delay seeking approval, we shareholders should, at this time, not approve the proposal and VOTE NO.

In addition, the net losses for the last two (2) fiscal years have been very substantial. For the fiscal years ended December 31, 2020 and 2021, BLFY had a net loss of $31,506,204 and $36,342,000, respectively, for a total loss of $67,848,204. Part of these losses were generated by the creation of a valuation allowance on BLFY’s deferred tax asset (DTA) in the amount of approximately $16.7 million (Form 10-K, page 49, for the fiscal year ended December 31, 2021). It has been my experience that accountants normally require the creation of a valuation allowance on a DTA when they are not confident a company will make sufficient profits to utilize its tax loss carryforward.

The Directors and Senior Management must take responsibility for BLFY’s poor financial performance. BLFY has had two (2) Directors who have been on the Board for twenty-five (25) years, and all but one (1) non-employee Board member has been on the Board for between seven (7) and twelve (12) years. There is no question that these Directors are responsible for BLFY’s poor financial performance. In addition, BLFY’s President and CEO has served in this role since 2018, which also makes him responsible for BLFY’s poor performance. To reward this poor performance is totally unjustified.

If, and when, BLFY becomes sufficiently profitable and starts paying dividends, it will be appropriate to consider properly structured Plans. Thus, I ask that you join me in VOTING NO to BLFY’s proposal to approve the Plans.

Very truly yours,

/s/ Lawrence Seidman

Lawrence Seidman

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted.